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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                              SCHEDULE 14D-1/A
                              (AMENDMENT NO. 2)
                           TENDER  OFFER STATEMENT
                        PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

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                         MDL INFORMATION SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

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                         GOLDEN GATE ACQUISITION CORP.
                             ELSEVIER SCIENCE INC.
                           REED INTERNATIONAL P.L.C.
                                  ELSEVIER NV
                                   (BIDDERS)

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                         COMMON STOCK, $.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

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                                   55267R102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              HENRY HORBACZEWSKI
                              REED ELSEVIER INC.
                             275 WASHINGTON STREET
                   NEWTON, MASSACHUSETTS 02158 617-558-4227
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

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                                   COPY TO:
                               LARRY W. SONSINI
                               MARTIN W. KORMAN
                       WILSON SONSINI GOODRICH & ROSATI
                              650 PAGE MILL ROAD
                   PALO ALTO, CALIFORNIA 94304 415-493-9300

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      This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on March 28, 1997 (as amended previously and hereby, this "Statement") by Golden Gate Acquisition Corp., a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Elsevier Science Inc., a New York corporation ("ESI"), and an indirect wholly owned subsidiary of (i) Reed International P.L.C., a corporation organized under the laws of England ("PLC") and (ii) Elsevier NV, a corporation organized under the laws of The Netherlands ("NV"). Purchaser, ESI, PLC and NV are sometimes referred to herein collectively as the "Bidders." This Statement relates to the offer by the Bidders to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of MDL Information Systems, Inc., a Delaware corporation (the "Company") at a price of $32 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated March 28, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

        To the extent that information contained in the Offer to Purchase is incorporated by reference herein, such information shall be deemed to be amended for such incorporation as follows:

        (a) The last sentence of the penultimate paragraph of Item 7 ("Certain Information Concerning the Company") is deemed amended for purposes of incorporation by reference herein to read, in its entirety, as follows: "NONE OF ESI, PURCHASER, OR ANY OF THEIR RESPECTIVE AFFILIATES ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOREGOING PROJECTIONS."

        (b) The first paragraph of Item 14 ("Certain Conditions of the Offer") is deemed amended for purposes of incorporation by reference herein to read, in its entirety, as follows: "The Merger Agreement provides that, notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment, purchase or pay for, or may terminate or amend the Offer and may postpone the acceptance of, and payment for, subject to Rule 14e-1(c) under the Exchange Act (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any Shares tendered pursuant to the Offer if (a) any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated; (b) the Minimum Condition is not satisfied prior to the Expiration Date; or (c) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following events shall have occurred: (i) there shall have been any action taken or threatened, or any statute, rule, regulation, judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger by any Governmental Entity or arbitration panel that could reasonably be expected to, directly or indirectly, (1) make the acceptance for payment or the payment for, or the purchase of some or all of the Shares pursuant to the Offer illegal or otherwise delay, restrict or prohibit consummation of the Offer or the Merger or the consummation of any transaction contemplated by the Merger Agreement, (2) result in a delay in or restrict the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, (3) require the divestiture by ESI, Purchaser, the Company or any of their respective subsidiaries or affiliates of all or any portion of the business, assets or property of any of them or any Shares or impose any material limitation on the ability of any of them to conduct their business and own such assets, properties or Shares, (4) impose any material limitation on the ability of ESI, Purchaser or their affiliates to acquire or hold or to exercise effectively all rights of ownership of the Shares, including the right to vote any Shares purchased by any of them on all matters properly presented to the stockholders of the Company, including, without limitation, the adoption and approval of the Merger Agreement and the Merger, (5) result in a material diminution in the benefits expected to be derived by ESI or Purchaser as a result of the transactions contemplated by the Offer or the Merger Agreement, or (6) impose any material condition to the Offer, the Merger Agreement or the Merger which would be adverse to ESI; (ii) the Company shall have breached, or failed to comply with, in any material respect, any of its covenants or obligations under the Merger Agreement or any representation or warranty of the Company in the Merger Agreement shall have been incorrect, in any material respect, when made or shall have since ceased to be true and correct in any material respect; or (iii) the Board of Directors of the Company or any committee thereof shall have (1) withdrawn or modified (including without limitation, by amendment of the Company's Schedule 14D-9) in a manner adverse to ESI or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, (2) approved or recommended any Acquisition Proposal by a third party other than the Offer and the Merger, (3) publicly resolved to do any of the foregoing, or (4) upon a request to reaffirm the Company's approval or recommendation of the Offer, the Merger Agreement or the Merger, the Board of Directors of the Company shall fail to do so within two business days after such request is made; or (iv) the Merger Agreement shall have been terminated in accordance with its terms; or (v) there shall have occurred any Material Adverse Effect on the Company, or any event, fact or change which could reasonably be expected to result in a Material Adverse Effect on the Company; or (vi) the Employment Agreements of Steven D. Goldby and Thomas
D. Jones shall not be in full force and effect other than be reason of their respective deaths or incapacities."

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

April 24, 1997

                                          Golden Gate Acquisition Corp.

                                          By:  /s/ Herman P. Spruijt
                                             ------------------------------
                                          Name: Herman P. Spruijt
                                          Title: Chairman

                                          Elsevier Science Inc.

                                          By:  /s/ Herman P. Spruijt
                                             ------------------------------
                                          Name: Herman P. Spruijt
                                          Title: Chairman

                                          Reed International P.L.C.

                                          By:  /s/ Herman J. Bruggink
                                             ------------------------------
                                          Name: Herman J. Bruggink
                                          Title: Director

                                          Elsevier NV

                                          By:  /s/ Herman J. Bruggink
                                             ------------------------------
                                          Name: Herman J. Bruggink
                                          Title: Chairman